RALLY

Bill of Sale

As of January 14, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#FANFOUR5
Description:	1962 Marvel Fantastic Four #5 comic book graded CGC NM 9.2
Total Acquisition Cost:	$ 72,000.00
Consideration: Cash (%) Equity (%) Total	$ 72,000.00 (100%) $ 0 (0%) $ 72,000.00 (100%)